Conestoga Funds

THE HARTFORD

I.	**NAMED INSURED:**	Conestoga Funds
II.	**INSURED ADDRESS:**	550 East Swedesford Road Suite #120 Wayne, PA 19087
III.	**INSURING COMPANY:**	Hartford Fire Insurance Company
IV.	**BOND FORM:**	Investment Company Bond
V.	**BOND PERIOD:**	From: 9/23/2014 To: 9/23/2015
VI.	**BOND NUMBER:**	39 FI 0271470 - 14
VII.	**BINDER PERIOD:**	From: 9/23/2014 To: Bond Issuance

OPTION 1	**LIMIT OF INSURANCE***	**DEDUCTIBLE ****
☒ Coverages	No Aggregate Limit	
I. Employee	$1,000,000.	$25,000. Except that no deductible shall apply to any loss under Coverage I. sustained by an Investment Company
II. Premises	$1,000,000.	$25,000.
III. Transit	$1,000,000.	$25,000.
IV. Forgery or Alteration	$1,000,000.	$25,000.
V. Securities	$1,000,000.	$25,000.
VI. Counterfeit Currency	$1,000,000.	$25,000.
VII. Computer Systems Fraudulent Entry	$1,000,000.	$25,000.
VIII. Voice Initiated Transaction	$1,000,000.	$25,000.
IX. Telefacsimile Transfer Fraud	$1,000,000.	$25,000.
X. Uncollectible Items of Deposit	$50,000	$5,000.
XI. Audit Expense	$50,000	$5,000
XII. Stop Payment	$50,000.	$5,000.
XIII. Unauthorized Signatures	$50,000.	$5,000.
ANNUAL PREMIUM:***	$3,461	

* *Limit of Insurance: In excess of the Deductible.*

** *Deductible: Each Claim.*

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

IX. RIDERS, EXCLUSIONS AND LIMITATIONS:

F-6000 – Investment Company Bond
F-6016 – In Witness Signature Page
F-6018 – Automatic Increase Rider
F-6051 – Adding or Deducting Insureds Rider -- *Conestoga Small Cap Fund, Conestoga SMid Cap Fund, Institutional Advisors LargeCap Fund*
F-5297 – Producer Compensation Notice
HG00H00901 – Amend Mailing Address for Notice Endorsement

Note: Rider titles are used for ease of reference only. If you have questions regarding the scope of the above riders, please request a specimen copy using the corresponding reference number above.

X. SUBJECTIVITIES:

This Binder is subject to the underwriter's receipt, review and acceptance of the following prior to binding:

N/A

This group of subjectivities is not subject to a time specific deadline, however, in the event that they are not *received, reviewed and accepted*, The Hartford *fully* reserves its rights to amend the Policy. In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

As part of any Proposal submitted to HFP concerning this account (including any attachments, exhibits, particulars, statements, or other applications or documents submitted therewith or separately), any and all SEC filings by or in connection with this risk are deemed to be likewise submitted and incorporated as part of any Proposal.

This is a temporary and conditional Binder and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and any binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and binder issued pursuant thereto.